QuickLinks -- Click here to rapidly navigate through this document

MEDIA RELEASE

NEXFOR REPORTS FIRST QUARTER RESULTS

Note: Financial references in US dollars unless otherwise noted.

        Toronto, Ontario, April 24, 2003: (NF)    Nexfor Inc. today reported earnings of $1 million or $0.00 per common share for the first three months of 2003 compared with $3 million or $0.01 per share for the first three months of 2002. First quarter 2003 earnings were up $7 million relative to the fourth quarter of 2002, principally due to improved results from OSB operations in North America.

"Nexfor's oriented strand board business performed well in the first quarter as we continue to benefit from our low cost position and the acquisition and investments we've made," said Dominic Gammiero, Nexfor's President and CEO. "We'll also benefit from our strategy of continued margin improvements and disciplined capital initiatives we're pursuing."

Weak paper prices, especially in the groundwood segment, combined with higher energy prices, resulted in poor financial performance in the paper and pulp business. In Europe, continued focus on margin improvements and repositioning of product lines resulted in a significant improvement in year over year earnings.

Said Mr. Gammiero: "The first quarter is traditionally a weak period in terms of demand for most forest products. We are beginning to see price improvement in some of our product lines and remain optimistic moving forward."

	1st Qtr. 2003	4th Qtr. 2002	1st Qtr. 2002
	($ millions)
Net sales	403	384	338
Operating earnings	3	(4)	5
EBITDA	34	27	32
Earnings	1	(6)	3
Capital expenditures	7	20	6

2003 Highlights

  •
  Announced productivity improvement plan for Edmundston / Madawaska.

  •
  Increased North American OSB shipments 53% over first quarter 2002.

  •
  Increased net sales 19% versus first quarter 2002.

  •
  Generated margin improvements of $7 million, relative to 2002.

  •
  Established quarterly production record at Edmundston sulphite pulp mill.

  •
  Started pulp mill at Berlin, New Hampshire.

  •
  Passed final SFI audit for Quebec woodlands operations.

  •
  Improved safety performance by 15%.

Nexfor Inc.	Telephone Number:
Suite 500	(416) 643-8820
1 Toronto Street	Fax (416) 643-8827
Toronto, Ontario	www.nexfor.com
M5C 2W4

Dividend Declaration

        The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on June 21, 2003 to shareholders of record on June 1, 2003. Common shareholders may participate in Nexfor's Dividend Reinvestment Plan.

Nexfor Profile

        Nexfor Inc. is a North American producer of specialty papers, pulp and building materials including oriented strand board (OSB), medium density fibreboard (MDF), hardwood plywood, lumber and I-joists. It is also the United Kingdom's largest producer of wood-based panels, including OSB, MDF, particleboard and value added products. The Company is publicly traded on The Toronto Stock Exchange under the stock symbol: NF. Additional information on Nexfor is available on the Company's website at www.nexfor.com.

Annual General Meeting

        Nexfor's annual general meeting will be held Thursday April 24, at 10:30 a.m. EDT at the Design Exchange in Toronto, Ontario. The meeting will be webcast live at Nexfor's website at www.nexfor.com. The audio will be archived on the website along with the Company management presentations.

For more information, please contact:

Charles Gordon
Vice President
Corporate Affairs
(416) 643 - 8836
gordonc@nexfor.com

Report Details

Operating Results

        Net sales were $65 million or 19% higher than the first quarter of 2002, largely a result of acquisitions. Three southern U.S. OSB mills and a paper mill in New Hampshire, all acquired in the second quarter of 2002, accounted for net sales of $59 million in the first three months of 2003. OSB shipments from North American operations increased 53% compared to the first quarter of 2002, reflecting the acquisition as well as higher production from mills in South Carolina and Alabama. Fine paper shipments were 28% higher than the year earlier quarter.

        First quarter 2003 net sales were up 5% from the fourth quarter of 2002, primarily driven by higher OSB prices.

        Operating earnings were $3 million in the first three months of 2003, a reduction of $2 million from the comparable period in 2002. Building materials results rose $3 million while paper and pulp fell $5 million.

        Operating earnings in the first quarter of 2003 were $7 million higher than the fourth quarter of 2002. Building materials accounted for all of the improvement.

        Depreciation expense increased $4 million compared to the first quarter of 2002. Acquisitions accounted for all of the increase. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased $2 million in 2003 relative to the year earlier period. North American Building Materials generated 76% of the 2003 EBITDA, European Panels 18% and Paper and Pulp 6%.

        The division of net assets employed at March 29, 2003 was: North American Building Materials 50%, Paper and Pulp 35% and European Panels 15%.

        Pre-tax cash return on capital employed (ROCE) averaged 9% in the first quarter of 2003, unchanged from the year earlier period and up from 7% in the fourth quarter of 2002.

Liquidity and Capital Resources

        Cash flow from operations, before changes in non-cash working capital, was $19 million, down $8 million from the first quarter of 2002. Working capital changes consumed $60 million of cash in 2003 due to seasonal increases in inventories and an increase in receivables. Total operating working capital at March 29, 2003 was $163 million compared to $159 million at March 30, 2002.

        Capital expenditures were $7 million in the first quarter of 2003, up $1 million from the year earlier period. Cash dividend payments of $6 million were unchanged from the first quarter of 2002. In March 2003, 840,000 shares were issued under the Dividend Reinvestment Plan, increasing total common shares outstanding to 145.3 million.

        Interest expense increased $2 million from the first quarter of 2002, reflecting a higher level of debt outstanding due to acquisitions. The effective rate on Nexfor's debt-related obligations, including the impact of interest rate swaps, was 4.2% at March 29, 2003. At the end of the first quarter of 2003, 73% of Nexfor's net debt was at floating interest rates compared with 65% at December 31, 2002. Undrawn committed term bank lines amounted to $291 million at March 29, 2003, and cash balances totaled $54 million.

        Nexfor's debt, net of cash and a $49 million convertible debenture investment, stood at $752 million at March 29, 2003, representing 47% of total capital employed. The net debt to total capitalization ratio was 44% at year-end 2002. The Company is committed to reducing net debt in 2003, targeting a maximum 40% ratio by December 31, 2003. The reduction will be achieved through internally generated cash flow, constrained capital investments and the sale of non-strategic assets.

Margin Improvements

        The Margin Improvement Program (MIP) is on track to deliver planned benefits of at least $34 million in 2003 relative to 2002 measured at constant prices and exchange rates. Initiatives in the first quarter contributed $7 million.

Restructuring

        On April 10, 2003, Nexfor announced a productivity improvement plan at its paper and pulp operations at Edmundston, New Brunswick and Madawaska, Maine. The plan will reduce the total workforce by approximately 20% from the current level of 1,600 and result in annual savings of about $21 million. The reduction will take effect in two stages over the next twelve months through a combination of voluntary retirements and layoffs. The pulp and paperboard operation at Edmundston and the specialty paper operation at Madawaska will be operated as a single complex with combined service and staff functions, and a greater degree of flexibility in job definitions and assignments. Planned production of paper and paperboard will remain unchanged. However, the groundwo od pulp facility at Edmundston will operate on a single 12-hour daily shift instead of the previous two-shift operation.

        Total costs associated with the restructuring are $25 million, consisting of severance, early retirement and training costs of $19 million and a non-cash charge related to pensions of $6 million. It is expected that the majority of these amounts will be charged to earnings in 2003. However, none of these amounts were charged to earnings in the first quarter.

Capital Investments

        Capital investments totaled $7 million in the first quarter of 2003 or 23% of depreciation. Capital requirements in 2003 are expected to total approximately $65 million. Sustaining capital will account for approximately 50% of the total.

        The 2003 capital plan includes a $12 million project at the Jefferson, Texas OSB mill to replace the wood processing system. Savings will be realized in increased wood recovery, lower resin and wax usage, and lower maintenance requirements. Completion is scheduled for November 2003.

Business Segments

North American Building Materials

	1st Qtr. 2003	4th Qtr. 2002	1st Qtr. 2002
	($ millions)
Net sales	170	161	136
Operating earnings	11	2	12
EBITDA	26	17	24
Capital expenditures	4	6	1

        North American Building Materials posted operating earnings of $11 million in the first quarter of 2003, down $1 million from the same quarter one year ago. Higher earnings of $8 million from OSB were offset by a deterioration in lumber results. North American Building Materials accounted for 42% of Nexfor's net sales in the first three months of 2003 and 76% of total EBITDA generated. EBITDA margins averaged 15% in 2003 compared to 18% in the year earlier period.

        U.S. housing starts averaged a seasonally adjusted annual rate of 1.75 million units in the first quarter of 2003, up 1% from the corresponding period in 2002 and even with the fourth quarter of

2002. Low mortgage rates continue to provide strength to a housing market that has averaged 1.63 million units over the past five years.

        Benchmark North Central OSB prices averaged $175 per Msf (7/16-inch basis) year-to-date 2003, up 7% from 2002's first quarter average. OSB prices in the South East rose 9%, averaging $187 per Msf in 2003. Price gains were due to low field inventory, strong building activity and reduced output through downtime related to markets, holidays and log shortages. Wet weather hampered logging activities and a combined 12 days of production was lost at two of Nexfor's southern OSB mills due to wood supply shortfalls in the first quarter of 2003 compared to 22 days lost in the fourth quarter. Higher costs for wood and natural gas in 2003 negatively impacted OSB operating results by $3 million compared to the fourth quarter of 2002.

        Lumber prices increased $35 per Mfbm in the first two months of 2003, driven by low year-end inventories, strong building activity and some holiday production downtime. Prices weakened in March as poor weather conditions and economic concerns weighed on markets. Eastern Boston SPF lumber prices averaged $289 per Mfbm during the first quarter of 2003, up 5% from the immediately preceding quarter but down 15% from the first three months of 2002.

        Duties on softwood lumber shipped to the U.S. amounted to $3 million in the first quarter of 2003 compared to $2 million in the first three months of 2002. Nexfor's two sawmills in Quebec, subject to both countervail and antidumping duties, accounted for 55% of the duties paid to-date in 2003. The two sawmills in New Brunswick, exempt from the countervail duty, accounted for the balance.

European Panels

	1st Qtr. 2003	4th Qtr. 2002	1st Qtr. 2002
	($ millions)
Net sales	66	61	55
Operating earnings	—	1	(4)
EBITDA	6	7	1
Capital expenditures	—	4	1

        European Panels broke even in the first quarter of 2003, a $4 million improvement over the corresponding period in 2002. EBITDA rose $5 million and generated a 9% return on net sales. Improved results from MDF and the value-added business were the main contributors to the enhanced results. European Panels accounted for 16% of Nexfor's net sales in the first three months of 2003 and 18% of total EBITDA generated.

        Higher costs for energy and resin contributed to a $1 million reduction in operating earnings relative to the fourth quarter of 2002.

        MDF production increased 28% year-over- year. One line at Cowie, Scotland was shut for the first eight weeks of 2002 due to weak markets. Mill nets averaged 10% above 2002 levels while manufacturing costs declined 4%.

        OSB production increased 15% from the fourth quarter of 2002 and 4% from the first quarter of 2002. A 16-day market curtailment was taken at the Inverness, Scotland plant in December. Mill nets were down 1% from the fourth quarter but 4% higher than the first three months of 2002.

        Particleboard production from the rebuilt line at Cowie was up 76% from the first quarter of 2002 when the mill was in start-up mode. A second particleboard line at Cowie was closed permanently in late February 2002.

        At South Molton, England, value-added products continued to deliver strong results.

Paper and Pulp

	1st Qtr. 2003	4th Qtr. 2002	1st Qtr. 2002
	($ millions)
Net sales	167	162	147
Operating earnings	(8)	(7)	(3)
EBITDA	2	3	7
Capital expenditures	3	10	4

        The Paper and Pulp segment recorded an $8 million operating loss in the first three months of 2003, a decline of $5 million from the corresponding quarter in 2002. Market conditions for paper continue to be difficult, reflecting both seasonality and a weak economy. Paper and Pulp accounted for 42% of Nexfor's net sales in the first three months of 2003 and 6% of total EBITDA generated.

        Energy costs increased $3 million over the fourth quarter of 2002 and $4 million over the first quarter of 2002.

        U.S. demand for uncoated fine paper was down 1% in the first two months of 2003. Nexfor's fine paper shipments increased 23,000 tonnes or 28% over the first quarter of 2002 to 105,000 tonnes. Shipments from the Gorham, New Hampshire mill, acquired May 31, 2002, accounted for 20,000 tonnes of the increment. Fine paper margins were squeezed by flat revenues and higher costs for energy and purchased pulp.

        Shipments of Nexfor's three major technical specialty grades — SC release, thermal and coated packaging — increased a combined 15% from the corresponding quarter in 2002. The pharmaceutical insert market, where Nexfor has a 70% market share in North America, remains the most profitable lightweight opaque segment.

        Average prices realized for Nexfor's groundwood grades declined 4% from the first quarter of 2002. Demand for coated groundwood paper improved in the first quarter of 2003 but uncoated continued to decline. A price hike of $60 per ton was announced effective April 1 for coated groundwood.

        Pulp markets have staged a turnaround. Price increases were implemented in February and March, raising the hardwood list price to $520 per tonne, up $50 from year-end. A further increase of $40 per tonne was announced for April 1. The price hikes were supported by weather-related fibre shortages in the U.S. South, increased demand in Asia, a stronger Euro and declining inventories. At the end of March, Norscan producer inventories stood at 1.476 million tonnes, the lowest level since June 2002, and 2% below the 1.5 million tonne threshold typically associated with market strength and pricing momentum.

        The pulp mill at Berlin, New Hampshire, acquired along with the paper mill at Gorham last May, was started up in April following the completion of quality and production improvements.

        The foregoing contains a review of developments that impacted on Nexfor's performance during the first quarter of 2003. Forward looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

        EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

        ROCE is defined as EBITDA divided by the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets (excluding a convertible debenture investment).

NEXFOR INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended
(In millions of US dollars, except per share information, unless otherwise noted)	Mar 29 2003	Mar 30 2002
EARNINGS
Net sales	$403	$338
Operating costs:
Cost of sales	354	291
Depreciation	31	27
Selling, general and administrative	15	15

	400	333

Operating earnings	3	5
Interest and other income	1	1
Interest expense	(9)	(7)
Income tax recovery (note 2)	6	4

Earnings	$1	$3

Earnings per common share
— Basic	$0.00	$0.01
— Diluted	$0.00	$0.01

Common shares (in millions) used to determine
— Basic earnings per share	143.9	141.0
— Diluted earnings per share	143.9	141.3

RETAINED EARNINGS
Balance, beginning of period	$169	$194
Earnings	1	3
Preferred share dividends	—	(1)
Common share dividends	(9)	(9)

Balance, end of period	$161	$187

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions of US dollars, except per share information)	Mar 29 2003	Dec 31 2002
ASSETS
Current assets:
Cash and short-term notes	$54	$67
Accounts receivable	216	182
Inventory	206	181
Future income taxes	13	13

	489	443
Property, plant and equipment	1,401	1,439
Other assets	93	80
Future income taxes	13	7
	$1,996	$1,969

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank advances	$—	$1
Accounts payable and accrued liabilities	259	264
Current portion of long-term debt	154	153

	413	418
Long-term debt	701	659
Other liabilities	78	80
Future income taxes	13	12
Shareholders' equity	791	800

	$1,996	$1,969

Book value per common share	$5.20	$5.30

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

        (Unaudited)

	Three Months Ended
(In millions of US dollars)	Mar 29 2003	Mar 30 2002
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Earnings	$1	$3
Items not affecting cash:
Depreciation	31	27
Future income taxes	(8)	(5)
Other items	(5)	2

Cash provided by operations	19	27
Net change in non-cash working capital balances	(60)	(35)

	(41)	(8)

INVESTMENT ACTIVITIES
Additions to property, plant and equipment	(7)	(6)
Investments and other	—	(2)

	(7)	(8)

FINANCING ACTIVITIES
Other debt incurred, net	41	30
Dividends	(6)	(6)
Realized interest rate swap gain	—	3

	35	27

Increase (decrease) in cash and short-term notes	$(13)	$11

(See accompanying notes)

NEXFOR INC.

SHIPMENTS

(Unaudited)

	Three Months Ended
	Mar 29 2003	Mar 30 2002
North American Building Materials
OSB (MMsf-1/16")	4,159	2,725
MDF (MMsf-1/16")	218	230
Plywood (MMsf-1/16")	123	120
Lumber (MMfbm)	156	159
I-joist (MMlf)	7	8
European Panels
OSB (MMsf-1/16")	493	430
Particleboard (MMsf-1/16")	980	914
MDF (MMsf-1/16")	606	584
Paper and Pulp
Fine paper (k tonnes)	105	82
Goundwood paper (k tonnes)	42	46
Paperboard (k tonnes)	13	13
Towel (k tonnes)	7	—
Pulp (k tonnes)	62	59

(See accompanying notes)

NEXFOR INC.

CONSOLIDATED SEGMENTED INFORMATION

(Unaudited)

	Three Months Ended
(In millions of US dollars)	Mar 29 2003	Mar 30 2002
Net sales
North American Building Materials	$170	$136
European Panels	66	55
Paper and Pulp	167	147

Total net sales	$403	$338

Operating earnings
North American Building Materials	$11	$12
European Panels	—	(4)
Paper and Pulp	(8)	(3)

Total operating earnings	$3	$5

(See accompanying notes)

NEXFOR INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In millions of US dollars, unless otherwise noted)

Note 1—BASIS OF PRESENTATION

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements. These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2002.

        During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor's Canadian operations and Nexfor adopted the US dollar as its reporting currency. As a result, the 2002 comparative figures previously disclosed have been converted to the US dollar using the exchange rate of CAD $1.00 = US $0.6380.

Note 2—INCOME TAXES

        Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended
	Mar 29 2003	Mar 30 2002
Current tax expense	$2	$1
Future income tax recovery	(8)	(5)

Income tax recovery	$(6)	$(4)

Note 3—COUNTERVAILING AND ANTIDUMPING DUTIES

        The US International Trade Commission (ITC) has imposed a 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Nexfor's Quebec mills are subject to both the CVD and ADD, while the New Brunswick mills are only subject to ADD. The total paid for CVD and ADD for the three month period ended March 29, 2003 is $3 (March 30, 2002 — $2).

        Nexfor and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Note 4—SUBSEQUENT EVENTS

        On April 10, 2003, the Company announced it is implementing a productivity improvement plan at its Paper and Pulp operations in Edmundston, NB and Madawaska, Maine. The productivity plan will reduce the total combined workforce at Edmundston and Madawaska by approximately 20% from its current level of 1,600. The workforce reduction will take effect over a twelve month period through a combination of voluntary retirements and layoffs, with most of the reduction occurring in 2003. The total cost of the productivity improvement plan is estimated to be $25 consisting of severance, early retirement, consulting and training costs of $19 and non-cash pension related charges of $6. It is expected that the majority of these amounts will be charged to earnings in 2003. However, none of these amounts were charged to earnings in the first quarter.

QuickLinks

2003 Highlights
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
SHIPMENTS
CONSOLIDATED SEGMENTED INFORMATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS